EXHIBIT 16.1

•	Ernst & Young LLP	•	Phone: (404) 874-8300
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December 6, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated December 6, 2005, of Immucor, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the registrant not maintaining effective internal control over financial reporting as of May 31, 2005, included in the second paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2005 financial statements.

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